UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

Security Promissory Note and Pledge Agreement

On January 28, 2026, YY Group Holding Limited (the “Company”) issued a Secured Promissory Note (the “Note”) to Ault Lending, LLC (the “Lender”) in the principal amount of $1,100,000 (the “Principal Amount”) for a purchase price of $1,000,000. The Principal Amount includes an original issuance discount of $80,000 and an origination fee of $20,000.

The Note bears interest at a fixed rate of 10% per annum matures in full on March 29, 2026 (the “Maturity Date”). The Maker may not voluntarily prepay any portion of the outstanding balance before the Maturity Date without the prior written consent of the Lender. Furthermore, the Note is subject to mandatory prepayments if the Company receives cash proceeds from any debt or equity financing, in which case the Lender may require the Company to apply up to 100% of such proceeds toward the repayment of the Note.

In connection with the Note, on January 28, 2026, Fu Xiaowei, the Company’s Chairman of Board and Chief Executive Officer, and Zhang Fan, the Company’s Executive Director (collectively, the “Pledgors” and each, a “Pledgor”), entered into a pledge agreement (the “Pledge Agreement”) with the Lender. Pursuant to the Pledge Agreement, the Pledgors pledged to the Lender 100% of the Class A Ordinary Shares and Class B Ordinary Shares of the Company held by the Pledgors (collectively, the “Pledged Shares”). The Pledged Agreement secures all of the Company’s obligations under the Note and grants the Lender a continuing, first-priority security interest in the Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the Note, the Lender is entitled to exercise customary secured party remedies with respect to the Pledged Shares, subject to applicable notice and cure provisions.

The Note contains customary representations and warranties, affirmative and restrictive covenants, and events of default. Upon the occurrence of certain events of default under the Note, the interest rate on the outstanding balance automatically increases to 18%, subject to applicable notice and cure provisions.

The descriptions of the Note Purchase Agreement, the Note and the Pledge Agreement do not purport to be complete and are qualified in their entirety by the full text of the Note and the Pledge Agreement, copies of which are filed herewith as Exhibits 10.1 and 10.2, respectively, and which are incorporated herein by reference.

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-286705), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or report subsequently filed or furnished by the Company under Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Promissory Note, dated January 28, 2026
10.2	Pledge Agreement, dated January 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: February 3, 2026	By:	/s/ Fu Xiaowei
Fu Xiaowei
Chief Executive Officer

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